June 29, 2018

J.P. Morgan Exchange-Traded Fund Trust

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to it or to reimburse the Funds listed on Schedule A through June 30, 2021. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of the Fund’s business. In addition, the Fund may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the fees and expenses of the affiliated money market funds incurred by the Fund because of the Fund’s investment in such money market funds. This waiver does not apply to the Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

JPMIM understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours, J.P. Morgan Investment Management Inc.

By:

Accepted by: J.P. Morgan Exchange-Traded Fund Trust

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

Fund Name	Expense Cap
JPMorgan BetaBuilders Asia ex-Japan ETF	0.19%
JPMorgan BetaBuilders Canada ETF	0.19%

2